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                                                                  Exhibit (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated April 18, 2000, and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction the securities, blue sky or other laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                    Notice of Offer to Purchase for Cash
               All Outstanding Shares of Class A Common Stock
       (including the associated Class A Common Stock Purchase Rights)
                                     and
               All Outstanding Shares of Class B Common Stock
       (including the associated Class B Common Stock Purchase Rights)
                                     of
                        Ben & Jerry's Homemade, Inc.

                                     at
                            $43.60 Net Per Share
                                     by
                   Vermont All Natural Expansion Company,
                        a wholly owned subsidiary of
                               Conopco, Inc.,
                               a subsidiary of
                                Unilever N.V.


Vermont All Natural Expansion Company, a Vermont corporation (the "Purchaser") and a wholly owned subsidiary of Conopco, Inc., a NewYork corporation ("Conopco"), which is a subsidiary of Unilever N.V., a company organized under the laws of The Netherlands ("Unilever"), is offering to purchase all outstanding (i) shares (the "Class A Shares") of Class A Common Stock, par value $.033 per share ("Class A Common Stock"), of Ben& Jerry's Homemade, Inc., a Vermont corporation (the "Company"), together with the associated rights (the "Class A Rights") to purchase shares of Class A Common Stock issued pursuant to the Class A Rights Agreement dated as of July 30, 1998, between the Company and American Stock Transfer & Trust Company ("American"), as amended from time to time (the "Class A Rights Agreement"), and (ii) shares (the "Class B Shares" and, together with the Class A Shares, the "Shares") of Class B Common Stock, par value $.033 per share ("Class B Common Stock" and, together with Class A Common Stock, the "Company Common Stock"), of the Company, together with the associated rights (the "Class B Rights" and, together with the Class A Rights, the "Rights") to purchase shares of Class B Common Stock issued pursuant to the Class B Rights Agreement dated as of July 30, 1998, between the Company and American, as amended from time to time (together with the Class A Rights Agreement, the "Rights Agreements"), of the Company, at $43.60 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 18, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares herein include the associated Rights, and all references to the Rights include the benefits that may inure to the holders of the Rights from time to time pursuant to the Rights Agreements.

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
         TIME, ON MONDAY, MAY 15, 2000, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (a)there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that, taking into account the conversion of the Class B Shares into Class A Shares, would together constitute at least a majority of the voting power of the Company Common Stock (determined on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into voting securities), (b)the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer having expired or been terminated and (c)the Company having mailed, upon receipt of a written notice that (i) is delivered by Conopco to the Company not earlier than the business day immediately prior to the then-scheduled expiration date of the Offer and not later than 2 p.m. Eastern Time on the then-scheduled expiration date of the Offer and (ii)states that, as of the time of such notice, Conopco has no reason to believe that any condition to the Offer will not be satisfied at the then-scheduled expiration date of the Offer (assuming compliance by the Company with this clause (c)), a notice of conversion, which notice shall specify that all Class B Shares shall be automatically converted into Class A Shares effective ten days from the date of such mailing.

        The Offer is being made pursuant to the Agreement and Plan of Merger dated as of April 11, 2000 (the "Merger Agreement"), among Conopco, the Purchaser and the Company pursuant to which, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Conopco. At the effective time of the Merger, each outstanding Share (other than Shares held by shareholders who perfect their dissenters' rights under the Vermont Business Corporation Act, Shares owned by the Company as treasury stock, and Shares owned by Conopco or the Purchaser) will be converted into the right to receive $43.60 in cash, without interest thereon, as set forth in the Merger Agreement and described in the Offer to Purchase.

        The Board of Directors of the Company has adopted the Merger Agreement and approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's shareholders and unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

        For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary for the Offer, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares or timely confirmation of book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase), (b)a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (c)any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the purchase price of any Shares to be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment.

        The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, May15, 2000, unless and until the Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire. Subject to the terms of the Merger Agreement and applicable rules and regulations of the Securities and Exchange Commission, the Purchaser reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events or facts set forth in Section 14 of the Offer to Purchase shall have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not the Purchaser exercises its right to extend the Offer. There can be no assurance that the Purchaser will exercise its right to extend the Offer. Any such extension will be followed by a public announcement thereof no later than 9:00a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Shares. The Purchaser has no intention to make available a "subsequent offering period" (within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), but has the right but not the obligation to do so under Rule 14d-11 and the Merger Agreement.

        Except as otherwise provided below, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment and paid for by the Purchaser pursuant to the Offer, may also be withdrawn at any time after Friday, June 16, 2000. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedure for book-entry transfer as set forth in Section2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding.

        The Offer to Purchase and the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

        The information required to be disclosed by Rule14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer.

        Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Purchaser's expense. No fees or commissions will be payable to brokers, dealers or other persons (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                   The Information Agent for the Offer is:

                             MORROW & CO., INC.

                          445 Park Avenue 5th Floor
                             New York, NY 10022
                         Call Collect (212) 754-8000
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           Banks and Brokerage Firms, please call:  (800) 622-5200

                 Shareholders, please call:  (800) 566-9061

                    The Dealer Manager for the Offer is:

                       Morgan Stanley Dean Witter-logo
                      Morgan Stanley & Co. Incorporated
                                1585 Broadway
                          New York, New York 10036
                               (212) 761-4750

April 18, 2000